599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

May 28, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Corey Jennings and Michael Coco

Re:	Province of British Columbia Registration Statement under Schedule B Filed April 9, 2021 File No. 333-255142

Form 18-K for Fiscal Year Ended March 31,

2020 Filed October 14, 2020

Amended December 22, 2020, January 29, 2021 and April 26, 2021

File No. 333-82846

Ladies and Gentlemen:

On behalf of the Province of British Columbia (the “Province”), we are submitting this letter in response to our oral discussion (the “Oral Discussion”) and the prior written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated May 3, 2021 (the “Comment Letter”), to the Province regarding the Province’s above-referenced registration statement (File No. 333-255142) under Schedule B, filed with the SEC on April 9, 2021 (the “Registration Statement”) and the annual report filed on Form 18-K (File No. 333-82846) for the fiscal year ended March 31, 2020, filed with the SEC on October 14, 2020 (the “Annual Report”), as amended on December 22, 2020, January 29, 2021 and April 26, 2021.

To facilitate your review of the Province’s responses, we have repeated your comment in italics followed immediately by the response of the Province.

*****

Form 18-K for Fiscal Year Ended March 31, 2020

Exhibit 99.5

6.	In your disclosure under “Labour Market” on page 47, we note your statement that “[w]omen and youth experienced outsized job losses, as they tend to be over-represented in some of the hardest hit service sectors. However, as of October, while the level of youth employment was still relatively low compared to February, women were closer to their pre-pandemic employment levels than men.” Please include a chart that provides a breakdown of your labor market by age and gender.

In response to this question and the Oral Discussion, the Province supplementally furnishes to the Staff the publicly available information prepared by BC Stats, the Province’s central statistical agency, based on data provided by Statistics Canada, Canada’s national statistical office, included in Appendix A hereto, outlining employment and unemployment levels in British Columbia, on an actual and seasonally adjusted basis, broken down by age and gender.

7.	In your discussion of Canadian real GDP on page 94, we note your reference that underlying the labor market figures were several key factors such as declines in both full- and part-time work, steep job losses in high-contact services and construction, overrepresentation of youth, women, and visible minorities among the unemployed; and rising long-term unemployment. To the extent practicable, please include a chart that corresponds with this information. Additionally, to the extent practicable, please include a discussion or statistics for the extent that your labor market materially differs from those of Canada.

In response to this question and the Oral Discussion, the Province supplementally furnishes to the Staff the following publicly available information prepared by BC Stats, based on data provided by Statistics Canada:

•	Appendix A hereto, outlining employment and unemployment levels in British Columbia, on an actual and seasonally adjusted basis, broken down by age and gender;

•	Appendix B hereto, outlining the Province’s employment levels by full-time and part-time status;

•	Appendix C hereto, outlining the Province’s employment levels by industry and occupation; and

•	Appendix D hereto, outlining unemployment rates in each of the Canadian provinces, including British Columbia, as well as federal Canadian unemployment rates.

*****

2

We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7974.

Yours very truly,

/s/ Jason Lehner
Jason Lehner

cc:          Khawar Nasim

Consulate General of Canada

David Latham

Director, Corporate Relations and Portfolio Settlements

Debt Management Branch, Provincial Treasury

Province of British Columbia

3

APPENDIX A

5a BC Employment and Unemployment by Age and Gender, Actual

	MEN								WOMEN								TOTAL							
	EMPLOYED ('000)				UNEMPLOYED ('000)				EMPLOYED ('000)				UNEMPLOYED ('000)				EMPLOYED ('000)				UNEMPLOYED ('000)			
	15-24 Years	25-44 Years	45-64 Years	All Ages	15-24 Years	25-44 Years	45-64 Years	All Ages	15-24 Years	25-44 Years	45-64 Years	All Ages	15-24 Years	25-44 Years	45-64 Years	All Ages	15-24 Years	25-44 Years	45-64 Years	All Ages	15-24 Years	25-44 Years	45-64 Years	All Ages
2011	149.8	496.1	469.0	1,160.1	29.6	36.8	34.4	102.3	161.6	453.8	420.9	1,060.2	22.1	32.5	26.1	81.8	311.4	949.9	889.8	2,220.3	51.7	69.4	60.5	184.1
2012	151.5	510.0	470.9	1,181.0	27.8	32.8	29.2	92.3	160.4	462.1	439.8	1,093.7	19.7	31.2	23.7	75.5	311.9	972.1	910.8	2,274.7	47.6	64.0	52.9	167.8
2013	151.1	514.1	475.5	1,188.9	26.8	30.7	27.9	87.1	160.6	471.4	435.9	1,102.1	19.9	29.9	24.5	75.6	311.7	985.5	911.3	2,291.0	46.7	60.7	52.4	162.6
2014	159.4	521.4	484.8	1,220.3	23.6	31.1	24.5	82.0	162.5	483.1	434.4	1,111.3	17.6	27.9	22.9	69.2	321.9	1,004.5	919.2	2,331.6	41.2	59.0	47.4	151.2
2015	163.9	534.0	493.3	1,245.3	25.7	30.9	31.2	90.1	155.8	480.6	452.5	1,125.7	15.7	23.9	24.7	66.2	319.7	1,014.6	945.8	2,371.0	41.3	54.8	55.9	156.3
2016	167.6	537.2	512.5	1,279.0	20.8	35.8	28.7	89.6	161.6	498.3	470.9	1,174.6	16.4	25.3	25.7	69.0	329.3	1,035.5	983.4	2,453.5	37.1	61.1	54.3	158.6
2017	178.9	568.1	509.5	1,325.6	20.7	27.4	24.1	76.4	179.4	515.1	486.0	1,228.8	12.9	23.7	24.0	62.7	358.3	1,083.2	995.5	2,554.4	33.6	51.1	48.2	139.1
2018	181.2	582.5	513.8	1,347.7	16.9	26.8	21.3	67.8	181.0	526.8	483.7	1,242.2	13.7	23.6	22.2	61.2	362.2	1,109.3	997.5	2,589.9	30.6	50.4	43.5	129.0
2019	181.2	602.0	523.9	1,389.3	20.2	23.4	22.5	68.1	182.3	551.4	486.7	1,277.2	16.3	24.4	21.3	63.6	363.5	1,153.4	1,010.5	2,666.4	36.5	47.8	43.8	131.7
2020	154.6	575.4	495.3	1,306.7	37.4	49.5	35.5	129.0	143.7	520.3	466.5	1,184.3	30.6	45.4	35.3	115.2	298.3	1,095.7	961.7	2,491.1	68.0	95.0	70.7	244.3
2020 Jan	161.6	601.6	513.9	1,360.9	18.1	27.5	20.5	72.0	165.4	546.3	473.6	1,244.1	14.5	22.9	20.6	61.9	327.1	1,147.9	987.5	2,605.0	32.6	50.5	41.1	133.9
Feb	165.6	600.9	514.1	1,364.7	23.2	28.4	24.8	81.4	167.1	544.7	477.1	1,248.2	11.3	22.9	27.3	64.5	332.7	1,145.6	991.3	2,612.9	34.5	51.3	52.1	145.9
Mar	141.7	590.5	496.5	1,307.8	27.7	38.7	27.7	101.5	132.5	521.4	456.8	1,164.9	29.6	39.9	29.3	101.2	274.1	1,112.0	953.3	2,472.7	57.3	78.6	57.0	202.7
Apr	116.1	512.2	467.7	1,174.6	30.9	69.6	44.0	153.3	91.6	467.4	430.2	1,040.8	38.9	53.1	40.1	136.1	207.7	979.6	898.0	2,215.5	69.8	122.7	84.1	289.4
May	133.0	524.1	474.9	1,211.6	53.8	74.4	47.2	182.1	106.9	468.7	448.1	1,072.4	45.7	71.4	44.0	165.0	239.9	992.9	923.0	2,284.0	99.5	145.8	91.2	347.0
Jun	154.3	552.3	494.1	1,279.1	67.6	67.5	36.5	180.7	143.8	489.5	467.0	1,152.4	47.7	76.3	39.7	167.4	298.2	1,041.8	961.1	2,431.5	115.3	143.7	76.1	348.1
Jul	185.9	568.6	491.8	1,328.0	50.5	63.6	36.7	157.7	157.1	501.9	450.7	1,161.9	52.3	56.5	42.7	156.5	343.0	1,070.5	942.6	2,489.9	102.8	120.1	79.5	314.2
Aug	170.8	575.9	488.0	1,315.3	54.0	54.7	44.6	160.9	161.5	509.4	450.3	1,172.8	41.3	60.9	54.6	162.3	332.3	1,085.3	938.2	2,488.0	95.4	115.7	99.2	323.2
Sep	146.7	577.9	497.4	1,308.8	33.8	46.5	35.2	121.3	151.5	543.0	477.6	1,229.7	24.3	40.1	36.2	104.0	298.2	1,120.9	974.9	2,538.6	58.1	86.6	71.5	225.3
Oct	156.9	596.5	497.2	1,330.6	34.9	44.4	41.1	124.5	150.3	549.4	489.4	1,245.5	23.8	34.2	27.7	89.2	307.2	1,145.9	986.6	2,576.1	58.7	78.6	68.8	213.7
Nov	161.4	599.0	507.3	1,348.2	29.4	43.2	34.0	112.9	151.6	550.9	487.3	1,242.9	19.7	35.4	30.1	89.1	313.1	1,149.9	994.6	2,591.1	49.1	78.6	64.1	202.0
Dec	161.5	605.4	500.2	1,351.0	24.8	36.0	33.1	100.2	144.9	550.4	489.5	1,236.4	17.8	31.5	31.1	85.3	306.3	1,155.8	989.8	2,587.4	42.6	67.5	64.2	185.5
2021 Jan	159.0	594.0	499.7	1,339.2	26.3	42.5	39.7	113.8	146.7	542.9	476.2	1,219.8	36.7	43.9	36.2	118.8	305.6	1,136.9	976.0	2,559.0	63.0	86.3	75.9	232.6
Feb	169.6	591.1	508.8	1,354.8	29.0	44.2	32.7	111.3	149.3	557.1	478.8	1,238.8	31.7	30.7	32.3	98.1	318.8	1,148.2	987.6	2,593.6	60.7	74.9	65.0	209.4
Mar	180.5	605.1	511.6	1,379.3	24.6	40.7	34.3	107.4	164.2	559.8	474.8	1,253.5	24.4	35.4	34.8	97.9	344.7	1,164.9	986.4	2,632.8	49.0	76.1	69.0	205.3
Apr	165.9	602.3	505.2	1,352.6	18.2	47.9	39.1	112.2	154.6	566.4	476.9	1,246.7	21.6	29.2	29.1	83.8	320.5	1,168.6	982.1	2,599.3	39.9	77.1	68.2	196.0
May																								
Jun																								
Jul																								
Aug																								
Sep																								
Oct																								
Nov																								
Dec																								
Average:																								
Jan-Apr20	146.3	576.3	498.1	1,302.0	25.0	41.1	29.3	102.1	139.2	520.0	459.4	1,174.5	23.6	34.7	29.3	90.9	285.4	1,096.3	957.5	2,476.5	48.6	75.8	58.6	193.0
Jan-Apr21	168.8	598.1	506.3	1,356.5	24.5	43.8	36.5	111.2	153.7	556.6	476.7	1,239.7	28.6	34.8	33.1	99.7	322.4	1,154.7	983.0	2,596.2	53.2	78.6	69.5	210.8
% Change	15.4	3.8	1.7	4.2	-1.8	6.8	24.6	8.9	10.5	7.0	3.8	5.6	21.3	0.3	12.9	9.6	13.0	5.3	2.7	4.8	9.5	3.7	18.7	9.2

NOTE: *due to relatively small sample sizes from which disaggregated data are derived, caution should be used in the interpretation of month-to-month changes in the estimates.*

Prepared by: **BC Stats**

Source: Statistics Canada, Labour Force Survey. Reproduced and distributed on an "as is" basis with the permission of Statistics Canada.

NOTE: dueto relatively small samplesizesfrom which disaggregated data arederived, caution should beused in theinterpretation of month-to-month changesin theestimates. Prepared by: BCStatsSource: Statistics Canada, Labour Force Survey. Reproduced and distributed on an "as is" basis with the permission of Statistics Canada.

[LOGO]

APPENDIX C NOTE: Monthly percent changesarecalculated asmonth over previousmonth.

NOTE: Monthly percent changesarecalculated asmonth over previousmonth.

APPENDIX C

8 BC Employment and Unemployment Rate by Occupation, Actual

	MANAGEMENT		BUSINESS FINANCE & ADMIN.		NATURAL & APPLIED SCIENCES		HEALTH		EDUCATION, LAW, SOCIAL, COMMUNITY & GOVERNMENT		ART, CULTURE, RECREATION & SPORT		SALES & SERVICE		TRADES, TRANSPORT & EQUIPMENT OPERATORS		NATURAL RESOURCES, AGRICULTURE		MANUFACTURING & UTILITIES		ALL OCCUPATIONS	
	EMP. ('000)	UNEMP %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %	EMP. ('000)	UNEMP. %
2011	230.8	2.2	353.9	3.6	144.1	2.7	146.6	1.7	234.8	3.1	72.3	4.1	584.0	6.1	342.7	6.7	43.0	16.7	68.1	8.5	2,220.3	7.7
2012	221.5	1.9	360.7	2.8	151.2	3.6	153.4	1.6	245.5	3.7	69.9	4.5	603.5	4.8	347.0	5.5	52.0	11.3	70.2	6.0	2,274.7	6.9
2013	213.3	1.9	343.2	3.6	161.1	3.3	164.7	1.4	247.0	2.9	80.1	4.8	596.3	4.9	357.7	5.4	57.8	10.5	69.7	6.3	2,291.0	6.6
2014	194.9	1.4	375.6	3.0	160.7	3.1	156.8	1.4	256.6	2.7	80.5	3.7	617.7	4.2	353.0	5.7	55.6	10.8	80.2	5.0	2,331.6	6.1
2015	212.9	1.4	376.3	3.1	170.3	2.6	170.7	0.9	257.9	2.5	83.9	3.5	599.9	4.5	362.9	5.8	49.4	14.8	86.7	4.9	2,371.0	6.2
2016	206.5	1.6	389.4	3.3	170.8	3.8	181.4	1.0	265.3	3.3	88.3	3.5	631.1	4.6	374.9	5.5	52.9	12.4	92.8	4.4	2,453.5	6.1
2017	217.3	1.4	416.1	2.2	173.7	3.0	186.0	1.1	263.7	2.3	96.3	4.4	664.1	3.8	388.0	4.4	53.2	11.3	96.1	3.4	2,554.4	5.2
2018	215.1	1.7	397.9	2.0	197.0	2.4	203.8	0.6	264.2	2.5	94.3	3.9	679.7	3.9	397.8	3.8	56.9	7.8	83.3	2.8	2,589.9	4.7
2019	242.9	1.7	416.1	2.2	205.6	2.8	196.4	0.9	284.3	3.0	101.3	4.2	686.1	3.4	390.1	3.7	57.6	11.0	86.1	4.9	2,666.4	4.7
2020	247.0	3.1	402.3	5.5	217.6	2.6	200.2	1.8	262.1	5.0	84.1	13.6	583.3	10.8	355.7	8.4	57.8	11.1	80.9	6.7	2,491.1	8.9
2020 Jan	251.9	1.7	398.8	2.2	200.9	2.1	196.4	0.7	284.2	1.9	98.0	5.7	670.2	4.0	381.1	4.4	49.2	16.0	74.2	6.3	2,605.0	4.9
Feb	253.7	1.6	418.0	2.7	205.9	2.0	195.3	0.6	271.8	1.5	93.5	4.8	680.2	4.6	381.4	4.9	45.8	16.9	67.2	7.1	2,612.9	5.3
Mar	259.3	3.2	393.3	3.7	197.0	2.4	198.5	1.8	273.7	3.1	78.3	10.3	574.5	9.5	372.0	7.4	57.4	9.2	68.7	6.9	2,472.7	7.6
Apr	242.5	4.7	366.6	7.2	177.0	3.8	189.8	4.4	250.5	5.0	79.1	13.6	446.4	19.3	344.7	12.8	49.8	14.7	69.1	8.8	2,215.5	11.6
May	241.3	5.1	385.0	9.8	184.7	6.5	201.3	4.6	256.3	4.8	69.5	21.5	460.7	22.5	335.7	11.9	65.3	10.2	84.2	7.7	2,284.0	13.2
Jun	244.0	5.3	394.6	9.0	208.5	3.1	216.6	1.0	255.7	8.2	77.1	19.1	543.1	17.2	342.0	10.8	64.0	13.0	86.0	10.2	2,431.5	12.5
Jul	227.1	4.6	427.4	5.9	212.7	3.2	213.6	1.6	228.1	8.1	90.1	20.8	585.3	13.9	351.1	8.7	56.2	10.9	98.3	5.8	2,489.9	11.2
Aug	251.1	2.8	415.9	7.6	220.5	2.5	209.5	0.6	219.5	15.5	85.7	22.8	586.8	12.0	349.6	9.9	68.0	7.1	81.4	8.3	2,488.0	11.5
Sep	239.0	1.8	407.5	4.9	246.5	2.2	199.7	1.6	264.6	4.4	89.0	16.7	605.8	9.3	340.5	9.0	56.4	4.4	89.6	6.0	2,538.6	8.2
Oct	238.7	3.2	412.9	4.8	243.7	2.6	197.8	0.9	280.7	2.8	88.8	12.6	607.2	7.6	358.1	7.2	62.0	8.1	86.3	6.2	2,576.1	7.7
Nov	256.1	2.5	410.7	3.4	250.4	0.8	191.7	0.9	279.9	3.7	78.2	5.3	626.0	7.0	352.2	7.9	64.0	11.4	81.9	5.0	2,591.1	7.2
Dec	259.1	1.2	397.0	4.0	263.8	1.4	192.6	2.1	280.7	2.0	81.5	6.9	613.1	6.4	360.1	6.2	56.1	11.5	83.5	3.0	2,587.4	6.7
2021 Jan	245.2	1.4	407.5	2.7	269.2	1.6	199.2	0.8	290.8	1.8	77.2	9.4	573.2	10.6	363.8	7.5	45.9	17.4	86.8	5.1	2,559.0	8.3
Feb	238.1	0.5	413.1	3.1	259.9	2.2	206.0	0.7	300.5	2.0	83.0	4.2	608.6	8.2	365.8	6.5	46.8	11.9	71.8	5.3	2,593.6	7.5
Mar	243.1	0.9	430.6	1.7	257.5	1.5	206.8	0.4	294.0	3.4	99.4	5.6	613.5	8.5	363.0	6.6	51.0	5.0	73.9	2.1	2,632.8	7.2
Apr	223.2	1.8	441.5	1.2	253.4	1.3	207.8	1.9	295.3	1.1	88.7	1.4	600.3	7.1	360.9	4.7	58.8	7.8	69.4	6.0	2,599.3	7.0
May																						
Jun																						
Jul																						
Aug																						
Sep																						
Oct																						
Nov																						
Dec																						
Average:																						
Jan-Apr20	251.9	2.8	394.2	4.0	195.2	2.6	195.0	1.9	270.1	2.9	87.2	8.6	592.8	9.4	369.8	7.4	50.6	14.2	69.8	7.3	2,476.5	7.4
Jan-Apr21	237.4	1.2	423.2	2.2	260.0	1.7	205.0	1.0	295.2	2.1	87.1	5.1	598.9	8.6	363.4	6.4	50.6	10.5	75.5	4.6	2,596.2	7.5
% Change	-5.7		7.4		33.2		5.1		9.3		-0.2		1.0		-1.7		0.1		8.1		4.8	

NOTES: *1. Occupation specific Unemployment Rates include only those unemployed who worked in the past year. The "All Occupations" rate incorporates total unemployed persons which includes an "Occupation Unclassified" category.*

2. Due to the relatively small sample sizes from which disaggregated data are derived, caution should be used in the interpretation of month-to-month changes in the estimates.

3. For the unemployed, industry or occupation is based on the last job held in the previous year. No information is collected on industry or occupation of job search.

Prepared by: **BC Stats**

Source: Statistics Canada, Labour Force Survey. Reproduced and distributed on an "as is" basis with the permission of Statistics Canada.

APPENDIX D Prepared by: BCStatsSource: Statistics Canada, Labour Force Survey. Reproduced and distributed on an "as is" basis with the permission of Statistics Canada.